Mark Medearis T: +1 650 843 5040 mmedearis@cooley.com	VIA EDGAR AND FEDEX

May 29, 2014

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Larry Spirgel

RE:	MobileIron, Inc.
Registration Statement on Form S-1 (File No. 333-195089)
(CIK No. 0001470099)

Dear Mr. Spirgel:

Enclosed for electronic filing via EDGAR pursuant to the Securities Act of 1933, as amended (the “Securities Act”), on behalf of our client MobileIron, Inc. (the “Company”), is Amendment No. 3 (“Amendment No. 3”) to the Company’s Registration Statement on Form S-1 (the “Registration Statement”) originally filed with the Securities and Exchange Commission (the “Commission”) on April 7, 2014 and previously amended on April 23, 2014 (“Amendment No. 1”) and on May 7, 2014 (“Amendment No. 2”). The copy of Amendment No. 3 that is enclosed with the paper copy of this letter is marked to show changes from Amendment No. 2.

Amendment No. 3 is being filed in response to a comment received from the staff of the Commission (the “Staff”) by letter dated May 14, 2014 with respect to the Registration Statement (the “Comment Letter”). The numbering of the paragraph below corresponds to the numbering in the Comment Letter, the text of which we have incorporated into this response letter for convenience. Except where otherwise indicated, page references in the text of the responses below correspond to the page numbers of Amendment No. 3.

Staff Comments and Company Responses

Management’s Discussion and Analysis, page 51

1.	We note your added disclosure regarding the performance of your customers who first bought your products in 2010 and are referred to as the “2010 cohort.” Please revise your disclosure to explain why you have not included similar information for the cohorts for years 2009 and 2011 through 2013.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the relevant disclosures on pages 51 and 52 of Amendment No. 3 to explain that the selection of the “2010 cohort” as representative of the Company’s customer trends because 2010 was the first year the Company had a material number of customers and revenue, and the Company believes that it is necessary to have at least three additional years of data to illustrate the long-term value of its customers.

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

May 29, 2014

Page Two

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Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding Amendment No. 3 or this response letter to me at (650) 843-5040 or Eric C. Jensen at (650) 843-5049.

Sincerely,

/s/ Mark Medearis

Mark Medearis

cc:	Robert B. Tinker, MobileIron, Inc.
Laurel Finch, MobileIron, Inc.
Eric C. Jensen, Cooley LLP
Jeffrey R. Vetter, Fenwick & West LLP
William L. Hughes, Fenwick & West LLP

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM